[Letterhead of the Province of New Brunswick]

June 22, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mary A. Cascio

Province of New Brunswick

Registration Statement under Schedule B of the Securities Act of 1933

Dear Ms. Cascio:

The Province of New Brunswick (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-180390) of the Securities Act of 1933, as amended (the “Securities Act”) to 12:00 p.m. on June 26, 2012, or as soon as practicable thereafter. This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.

Please notify Kevin Roggow of Shearman & Sterling LLP, the Province’s United States counsel, at 416-360-2981, of the effectiveness of the Registration Statement.

Very truly yours, PROVINCE OF NEW BRUNSWICK

By:	/s/ Richard Luton
Name: Richard Luton Title: Managing Director, Capital Markets